PACIFIC MERCANTILE BANCORP
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

October 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: William H. Dorton

Re:    Request for Effectiveness for Pacific Mercantile Bancorp
Registration Statement on Form S-3 (File No. 333-207368)

Dear Mr. Dorton:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pacific Mercantile Bancorp (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on October 19, 2015, or as soon thereafter as practicable.
The Registrant acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (714) 277-1495.
Very truly yours,

PACIFIC MERCANTILE BANCORP

By:	/s/ ROBERT E. SJOGREN
	Name:	Robert E. Sjogren
	Title:	Chief Operating Officer